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SECURI |||||||||||||||||)MMISSION
04018074

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 48784

MAR - 1 2004
WASH. D.C.
158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1-1-03___ AND ENDING ___12-31-03___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corp.

First Titan Financial, ~~Corp.~~

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3613 W. Pioneer Pkwy
                                (No. and Street)

Arlington   TX   76013
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kris D. Hinckley   (972) 556-1190
                                          (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dance, Hinckley & Co., LLP
                (Name — if individual, state last, first, middle name)

433 E. Las Colinas Blvd. Suite 1290   Irving   TX   75039
   (Address)   (City)   (State)   (Zip Code)

PROCESSED

MAR 30 2004

THOMSON
FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

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3-30-2004

OATH OR AFFIRMATION

I, ___Diane Hilek_____, swear (or affirm) that, to
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm
___First Titan Financial, Inc._____, as
___December 31_____, ___2003__, are true and correct. I further swear (or affirm) that neither the compa
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that
a customer, except as follows:

_____

_____

_____


_____
Signature

_____
Title


_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and t Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of co solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous aud

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIRST TITAN FINANCIAL
AUDITED FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5
DECEMBER 31, 2003 AND 2002



Dance, Hinckley & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
of First Titan Financial, Inc.

We have audited the accompanying statements of financial condition of First Titan Financial, Inc. (a Texas corporation) as of December 31, 2003 and 2002 and the related statements of income (loss), changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Titan Financial, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Security Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dance, Hinckley : Co., LLP

Highland Village, Texas
February 16, 2003

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

FIRST TITAN FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
CURRENT ASSETS:		
Cash	$ 7,943	$ 46,172
Accounts receivable - affiliate (Note 3)	7,500	6,778
Accounts recivable - income tax	8,192	-
Prepaid registration fees	17,119	13,614
Total current assets	40,754	66,564
TOTAL ASSETS	$ 40,754	$ 66,564

LIABILITIES AND STOCKHOLDER EQUITY

	2003	2002
CURRENT LIABILITIES:		
Accounts payable - trade	$ -	$ 778
Federal income tax payable	-	4,096
Payroll taxes payable	3,174	(3,717)
Accrued professional fees	7,500	6,000
Total current liabilities	10,674	7,157
STOCKHOLDER EQUITY :		
Common Stock, $2 par value, 100,000 shares authorized,		
5,000 shares issued and outstanding	10,000	10,000
Additional paid-in capital	15,000	15,000
Retained earnings	5,080	34,407
Total stockholder equity	30,080	59,407
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$ 40,754	$ 66,564

The accompanying notes are an integral part of these financial statements.

FIRST TITAN FINANCIAL, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUE		
Commission income	$ 171,839	$ 357,667
OPERATING EXPENSES:		
Compensation	578,372	969,825
Payroll taxes	41,970	47,485
Professional fees	8,435	9,782
Regulatory fees and expenses	25,198	35,501
Office expense	16,007	11,619
Rrent expense	18,225	18,799
Communication	14,267	21,016
Other expenses	25,550	21,045
Expenses reimbursed by related party	(520,730)	(806,478)
Total Operating Expense	207,294	328,594
(LOSS)/INCOME FROM OPERATIONS	(35,455)	29,073
Interest income	2,033	-
Total Other Income	2,033	-
INCOME (LOSS) BEFORE INCOME TAXES	(33,422)	29,073
PROVISION (BENEFIT) FOR INCOME TAXES		
Current	(4,096)	4,096
Deferred	-	-
NET INCOME (LOSS)	$ (29,326)	$ 24,977

The accompanying notes are an integral part of these financial statements.

FIRST TITAN FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
AS OF DECEMBER 31, 2003 AND 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Totals
BALANCE, DECEMBER 31, 2001	$ 10,000	$ 15,000	$ 9,429	$ 34,429
Net Income			24,977	24,977
BALANCE, DECEMBER 31, 2002	10,000	15,000	34,406	59,406
Net loss			(29,326)	(29,326)
BALANCE, DECEMBER 31, 2003	$ 10,000	$ 15,000	$ 5,080	$ 30,080

The accompanying notes are an integral part of these financial statements.

FIRST TITAN FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash flows from operating activities -		
Net income (loss)	$ (29,326)	$ 24,977
Adjustments to reconcile net earnings to net cash provided (used) by operating activities -		
Net Change:		
Accounts receivable	(8,914)	4,339
Prepaid expenses	(3,505)	3,361
Accounts payable	2,016	(2,968)
Accrued expenses	1,500	(1,552)
Net change in cash	(38,229)	28,157
Cash at the beginning of the year	46,172	18,015
Cash at end of year	$ 7,943	$ 46,172

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

	2003	2002
Interest	$ -	$ -
Income Taxes	$ -	$ 4,096

The accompanying notes are an integral part of these financial statements.

SUPPLEMENTARY INFORMATION

The Company had no liabilities subordinated to creditors at December 31, 2003, nor at December 31, 2002.

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization –

First Titan Financial, Inc. (the Company), a Texas Corporation was incorporated in September 1995. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in several different states. It is a member of the National Association of Securities Dealers (NASD). The Company sells undivided working interests in oil and gas properties to the general public.

Method of accounting –

The accounts of the Company are maintained on the accrual method of accounting with security transactions recorded on a trade date basis.

Cash and cash equivalents –

For the purpose of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Basis of presentation –

The financial statements are presented in a comparative year format.

Accounting estimates –

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Income taxes –

The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes". Under SFAS No. 109, an asset and liability approach is required. Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. There were no deferred tax assets or deferred tax liabilities at December 31, 2003 or December 31, 2002.

Adoption of SFSA No. 130 –

The Company adopted SFAS No. 130, Reporting Comprehensive Income. Certain prior year balances have been reclassified in order to conform to the current year presentation.

2) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $5,461, which was $461 in excess of the required net capital of $5,000. At December 31, 2002, the Company had net capital of $38,237, which was $33,237 in excess of the required net capital of $5,000.

3) RELATED PARTY TRANSACTIONS

All of the Company's revenues were generated from an affiliated company: Titan Oil & Gas Corporation. These companies have common ownership. Accounts receivable at December 31, 2003 and December 31, 2002 were $7,500 and $6,788 respectively.

4) ECONOMIC DEPENDENCY

All of the Company's business is dependent upon an affiliated company. This affiliated company originates all of the oil and gas working interest marketed by the Company. The loss of these originations could have a material adverse effect on the Company.

5) NET OPERATING LOSS CARRYFORWARD

The current net operating loss for the Company is being carried back to 2002 resulting in a federal tax refund of $4,096. The balance of the net operating loss will be carried forward to offset future income. The amount of loss carryforward at December 31, 2003 is $6,117, which will expire at December 31, 2023. Management believes that the loss carryforward will be utilized to offset future earnings. The Company paid estimated federal income tax of $4,096 during 2003, which will be refunded.

1. Computation of net capital and aggregate indebtedness under Rule 15c3-1

Excess net capital		
Total stockholder equity	$	30,080
Less non-allowable assets:		
Accounts receivable-affiliate		7,500
Prepaid registration fees		17,119
Net capital		5,461
Minimum net capital required		5,000
Excess (deficit) net capital	$	461
Aggregate indebtedness to net capital:		
Current liabilities	$	10,674
Aggregate indebtedness	$	10,674
Ratio: aggregate indebtedness to		
net capital		1.95 to 1

The difference between the above computation of net capital pursuant to rule 15c3-1 and that filed with the Company's unaudited December 31, 2003 FOCUS Report is as follows:

December 31, 2003 FOCUS Report:	$	7,943
Additional nonallowable assets		(7,500)
Increase in income		5,018
December 31, 2002 Net Capital	$	5,461

2. Computation for determination of reserve requirements under Rule 15c3-3

The Company operates under the exemptive provisions of paragraph k,(2),I of SEC Rule 15cc3-3.

3. Information relating to the possession or control requirements under Rule15c3-3

The Company has not complied with the exemptive requirements of Rule 15c3-3. The Company did not maintain possession or control of any customer funds or securities as of December 31, 2003



Dance, Hinckley & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
First Titan Financial, Inc.
Arlington, Texas

In planning and performing our audit of the financial statements of First Titan Financial, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dance, Hinckley & Co., LLP

Highland Village, Texas
February 16, 2003